July 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted June 20, 2025 CIK No. 0001889791

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 27, 2025, relating to the above referenced Amendment No. 5 to Draft Registration Statement on Form F-1 submitted by the Company on June 20, 2025.

Concurrently with the submission of this letter, the Company is publicly submitting via EDGAR a Registration Statement on Form F-1 (the “Form F-1”), which reflects the Company’s responses to the comments received by the Staff.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form F-1.

Amendment No. 5 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your estimated initial public offering price of $10.40 is based on the last reported sale price of your common shares on the Canadian Securities Exchange, as converted into U.S. dollars and after giving effect to a proposed 65-for-1 share split. However, we also note your disclosure on the prospectus cover page that your share price on the CSE, OTCQB or FSE may not be indicative of the actual offering price and that the actual offering price will be determined between you and the underwriters at the time of pricing and may be at a discount to the current market price. If you expect the U.S. initial public offering price will be substantially similar to your most recent home market trading price, as adjusted for currency conversion and the proposed share split, please disclose on the prospectus cover page that the U.S. initial public offering price will be determined by reference to your home market trading price. If you do not expect that the U.S. initial public offering price will be substantially similar to your home market trading price, as adjusted for currency conversion and the proposed share split, please disclose on the prospectus cover page a bona fide price range for the offered securities or an expected range of deviation from your home market trading price (e.g., 10% of your home market trading price) within which you expect to price the securities. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully notes that the U.S. IPO price will be determined by reference to the prevailing market prices of the Company’s common shares on the Canadian Securities Exchange, as converted into U.S. dollars and after giving effect to a proposed 65-for-1 share split, after taking into account market conditions and other factors, as well as negotiations between the Company and representatives of the underwriters for the offering. The Company will disclose the foregoing on the cover page of the prospectus.

The Offering

Over-allotment option, page 7

2.	We note your disclosure that you have granted the underwriter an option to purchase up to 1,105,768 additional common shares. Please revise to reconcile this with your other disclosure that indicates that the over-allotment option will be exercisable for 144,230 additional common shares. In this regard, we note your disclosure on page 7 of the number of common shares to be issued and outstanding after this offering, assuming the underwriter exercises in full the over-allotment option, as well as your disclosure on page 167 stating that the over-allotment option will represent 15% of the common shares soled in the offering.

Response: In response to the Staff’s comment, the Company respectfully notes that it has corrected the discrepancy in the Form F-1.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer